



Brian Pinkard · 3rd

CTO & Co-Founder at Aquagga, Inc.

Tacoma, Washington, United States · **Contact info**

500+ connections

🔒 Message   + Follow   More

Aquagga, Inc.

University of Washington
College of Engineering

About

Aquagga is leading the charge to destroy PFAS "forever chemicals" safely and effectively for customers in the environmental remediation and industrial wastewater industries.

Activity

836 followers

Brian Pinkard reposted this · 1mo

Now is probably a good time to mention that **Aquagga Inc.** is hiring for multiple roles - check them o ...show more

Senior Marketing Manager
Job by Aquagga Inc.
Tacoma, Washington, United States (Hybrid)

👍❤ 27

Brian Pinkard reposted this · 1mo

Big things happening!

👍❤❤ 127   16 comments

Brian Pinkard commented on a post · 2mo

I think you nailed most of the key questions here Luke Bratt. It was a pleasure chatting with you

👍❤❤ 77   22 comments

Show all activity →

Experience

CTO & Co-Founder
Aquagga, Inc. · Full-time
Aug 2019 - Present · 3 yrs 6 mos

University of Washington College of Engineering
6 yrs 5 mos

Affiliate Assistant Professor
Mar 2021 - Present · 1 yr 11 mos
Seattle, Washington, United States

Research Scientist
Part-time
Feb 2021 - Feb 2022 · 1 yr 1 mo
Seattle, Washington, United States

Postdoctoral Commercialization Fellow
Full-time
Jun 2020 - Feb 2021 · 9 mos
Seattle, Washington, United States

Show all 4 experiences →

Wilderness Guide
ALASKA ALPINE ADVENTURES LLC · Seasonal
May 2016 - Aug 2019 · 3 yrs 4 mos
Anchorage, AK

Engineering Intern
Intelligent Energy Systems · Part-time
Apr 2019 - Jun 2019 · 3 mos
Anchorage, Alaska Area

Private Tutor
Wyzant · Freelance
Oct 2016 - May 2019 · 2 yrs 8 mos

Show all 10 experiences →

Education

University of Washington College of Engineering
Doctor of Philosophy - PhD, Mechanical Engineering
2016 - 2020

Dissertation: Supercritical Water Gasification of Model Alcohols

 **University of Washington College of Engineering**
Master of Science - MS, Mechanical Engineering
2016 - 2018

 **Lafayette College**
Bachelor of Science - BS, Mechanical Engineering
2012 - 2015

Show all 4 education →

Volunteering

 **Trail Maintenance**
Washington Trails Association
Environment

Publications

Google Scholar Profile

Show publication ⤢

Interests

Companies   Groups   Schools

 **Aquagga Inc.**
667 followers

+ Follow

 **ECT2 (Emerging Compounds Treatment Technologies, Inc.)**
2,947 followers

+ Follow

Show all 17 companies →